Exhibit 99.170

Report of Independent Registered Chartered Accountants

To the Managing Partner of Nexen Canada No. 5:

We have audited the schedule of revenue and expenses of Nexen Canada No. 5 for each of the years in the three year period ended December 31, 2004.  This financial information is the responsibility of the management of Nexen Canada No. 5.  Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the information.

In our opinion, this schedule presents fairly, in all material respects, the revenue and expenses of the properties of Nexen Canada No.5 as described in Note 1 for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Nexen Canada No. 5 is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Nexen Canada No. 5’s internal control over financial reporting.  Accordingly we express no such opinion.

On February 28, 2005, we reported separately to the Managing Partner of Nexen Canada No.5 on the schedule of revenue and expenses of the properties of Nexen Canada No.5, prepared in accordance with Canadian generally accepted accounting principles but which excluded Note 2, Differences Between Canadian and United States Generally Accepted Accounting Principles.

Calgary, Alberta, Canada	(signed) “Deloitte & Touche LLP”
February 28, 2005 (except as to Note 2 which is dated as at December 19, 2005)	Independent Registered Chartered Accountants

Nexen Canada No. 5

Schedule of Revenue and Expenses

For the years ended December 31, 2004, 2003 and 2002

And for the six months ended June 30, 2005 and 2004

($000’s)

	June 30		December 31
	2005	2004	2004	2003	2002
	(unaudited)
REVENUE	$67,468	$51,683	$112,001	$104,798	$106,782
ROYALTIES	(12,949)	(10,615)	(22,730)	(21,397)	(23,374)
OPERATING EXPENSES	(7,106)	(7,165)	(15,700)	(14,019)	(12,036)
NET OPERATING INCOME	$47,413	$33,903	$73,571	$69,382	$71,372

Nexen Canada No. 5

Schedule of Revenue and Expenses

For the years ended December 31, 2004, 2003 and 2002

And for the six months ended June 30, 2005 and 2004

(amounts for the six months ended June 30, 2005 and 2004 are unaudited)

1.              BASIS OF PRESENTATION

This schedule has been prepared by management of Nexen Inc. (the managing partner) and relates only to the working interests in the properties transferred from Nexen Petroleum Canada (partnership) as at December 31, 2004.

This schedule includes only those revenues, royalties, and operating expenses that are directly related to the properties transferred and does not include any expenses related to general and administrative expenses, insurance, interest, income and capital taxes or any provisions related to depletion, depreciation or asset retirement obligations.

SIGNIFICANT ACCOUNTING POLICIES

(a)         Revenue

Sales are recorded when title to the commodities passes to the purchaser, at the pipeline delivery point for gas and at the wellhead for crude oil.

(b)         Royalties

Royalties are recorded at the time the product is produced and are calculated in accordance with the applicable regulations.

(c)          Operating expenses

Operating expenses include all costs related to the lifting, gathering, processing, and delivery to a sales point of the commodities.

2.              DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying financial information has been prepared in accordance with Canadian generally accepted accounting principles. These principles as they pertain to this financial information do not differ significantly from generally accounting principles in the United States of America.